Report of Independent Registered
Public Accounting Firm

The Board of Directors of
The Dreyfus/Laurel Funds, Inc.


We have examined management's
assertion, included in the accompanying
Management Statement Regarding
Compliance With Certain Provisions of the
Investment Company Act of 1940, that
The Dreyfus/Laurel Funds, Inc. (the
"Company), which is comprised of
Dreyfus Small Cap Fund, Dreyfus Bond
Market Index Fund, Dreyfus AMT-Free
Municipal Reserves, Dreyfus Disciplined
Stock Fund, Dreyfus U.S. Treasury
Reserves, Dreyfus Money Market
Reserves, Dreyfus BASIC S&P 500 Index
Fund, Dreyfus Tax Managed Growth
Fund, and Dreyfus Strategic Income Fund
(collectively the "Funds"), complied with
the requirements of subsections (b) and (c)
of Rule 17f-2 of the Investment Company
Act of 1940 as of October 31, 2012 and
from June 30, 2012 through October 31,
2012 with respect to securities reflected in
the investment accounts of the
Funds. Management is responsible for the
Funds' compliance with those
requirements.  Our responsibility is to
express an opinion on management's
assertion about the Funds' compliance
based on our examination.
Our examination was conducted in
accordance with the standards of the
Public Company Accounting Oversight
Board (United States) and, accordingly,
included examining, on a test basis,
evidence about the Funds' compliance
with those requirements and performing
such other procedures as we considered
necessary in the circumstances.  Included
among our procedures were the following
tests performed as of  October 31, 2012
and with respect to agreement of security
purchases and sales, for the period from
June 30, 2012 (the date of our last
examination), through October 31, 2012:
1.	Examination of The Bank of New
York Mellon's (the "Custodian")
security position reconciliations for
all securities held by sub custodians
and in book entry form;
2.	Confirmation of all securities
hypothecated, pledged or placed in
escrow with brokers;
3.	Count and inspection of all
securities located in the vault of the
Custodian in New York City;
4.	Reconciliation between the Funds'
accounting records and the
Custodian's records as of October
31, 2012;
5.	Agreement of pending purchase
activity for the Funds as of October
31, 2012 to documentation of
corresponding subsequent bank
statements;
6.	Agreement of pending sale activity
for the Funds as of October 31,
2012 to documentation of
corresponding subsequent bank
statements;
7.	Agreement of five purchases and
five sales from the period June 30,
2012 (the date of our last
examination) through October 31,
2012 from the books and records of
the Company to the bank
statements noting that they had
been accurately recorded and
subsequently settled;
8.	Review of the BNY Mellon Asset
Servicing Report on Controls
Placed in Operation and Tests of
Operating Effectiveness ("SOC 1
Report") for the period October 1,
2011 to September 30, 2012 and
noted no relevant findings were
reported in the areas of Asset
Custody and Control.
9.	We inquired of the Custodian who
confirmed that all control policies
and procedures detailed in Section
III Control Objectives, Controls
and Tests of Operating
Effectiveness of the SOC 1 Report,
have remained in operation and
functioned adequately from
October 1, 2012 through October
31, 2012. In addition, we obtained
written representation from the
Custodian confirming the above.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.
In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2012, and from June 30,
2012 through October 31, 2012, with
respect to securities reflected in the
investment accounts of the Funds is fairly stated, in all material respects.
This report is intended solely for the
information and use of management and
the Board of Directors of the Funds and
the Securities and Exchange Commission
and is not intended to be and should not be used by anyone other than these specified parties.

/s/ KPMG LLP
New York, New York
January 25, 2013

January 25, 2013


Management Statement Regarding
Compliance With
Certain Provisions of the Investment
Company Act of 1940

Management of Dreyfus Small Cap Fund,
Dreyfus Bond Market Index Fund,
Dreyfus AMT-Free Municipal Reserves,
Dreyfus Disciplined Stock Fund, Dreyfus
U.S. Treasury Reserves, Dreyfus Money
Market Reserves, Dreyfus BASIC S&P
500 Index Fund, Dreyfus Tax Managed
Growth Fund, and Dreyfus Strategic
Income Fund, each a series of The
Dreyfus/Laurel Funds, Inc. (collectively the "Funds"), is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of
Investments by Registered Management
Investment Companies," of the Investment
Company Act of 1940.  Management is
also responsible for establishing and
maintaining effective internal controls over compliance with those requirements.
Management has performed an evaluation
of the Funds' compliance with the
requirements of subsections (b) and (c) of Rule 17f-2 as of October 31, 2012 and from June 30, 2012 through October 31,
2012.
Based on the evaluation, Management
asserts that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment
Company Act of 1940 as of October 31,
2012 and from June 30, 2012 through
October 31, 2012 with respect to securities reflected in the investment account of the Funds.

The Dreyfus/Laurel Funds, Inc.


Jim Windels
Treasurer

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